June 20, 2003


03024153

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Results of the Tender offer for Shinko Engineering's outstanding shares "

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 6/30

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Results of the Tender offer for Shinko Engineering's outstanding shares

TOKYO (June 20, 2003) – Kobe Steel, Ltd. announced on April 24 that it planned to increase its equity share in the listed consolidated subsidiary Shinko Engineering Co., Ltd. (stock exchange no. 6020) through a tender offer of its outstanding shares. This decision was reached at Kobe Steel, Ltd.'s Board of Directors meeting held the same day. The tender offer began on May 28 and was completed on June 19. The results of the tender offer are as follows.

1. Outline of Tender Offer (announced on April 24, 2003)

(1) Name of company: Shinko Engineering Co., Ltd.
(2) Type of stock offered: Common stock
(3) Offer period: 23 days from May 28, 2003 (Wednesday) to June 19, 2003 (Thursday)
(4) Offer price: 51 yen per share

2. Results of tender offer

(1) Application results

Total number of shares available:	7,164,400 shares
Targeted number of shares to be purchased:	5,844,400 shares
Potential excess shares to be purchased:	1,320,000 shares
Total number of applied shares:	4,841,019 shares (no. of applications: 566)
Total number of purchased shares:	4,841,019 shares

(2) Decision for the tender offer
As the tender offer is not subject to Section 13-4, Article 27 of the Securities and Exchange Law, all applied shares would be purchased.

(3) Number of shares after purchase and percentage held

Number of shares held before purchase	6,035,600 shares (45.7%)
Number of shares after purchase:	10,876,619 shares (82.4 %)

(4) Funding for the offer: 246,891,969 yen

3. Settlement procedure and starting date

(1) Security companies and banks that will settle the tender and location of their head offices

Daiwa Securities SMBC Co., Ltd.	Tokyo, Japan
Daiwa Securities Co., Ltd.	Tokyo, Japan

(2) Start of settlement date: June 26, 2003

(3) Settlement procedure
After the close of the offer period, tender offer notification would be mailed to shareholders. In the case of overseas shareholders, notification would be mailed to their agent in Japan.

Purchases will be conducted on a cash basis. Sales proceeds incurred in the tender offer of stock certificates would, under the authorization of the shareholders, be remitted by the shareholder's agent or subagent to the location specified by the shareholder. Alternatively, payment could be made to the head office or branch office of the agent or subagent.

4. Outlook

Shinko Engineering Co., Ltd. is consolidated under Kobe Steel, Ltd. The share purchase is anticipated to have a minor effect on Kobe Steel's consolidated financial results for fiscal 2003, ending March 2004.

5. Copy of purchase report will be available at:

Kobe Steel, Ltd.	Kobe, Japan
Osaka Securities Exchange	Osaka, Japan
Nagoya Stock Exchange	Nagoya, Japan

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations
Tel +81-3-5739-6043